SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


NAME OF ISSUER:  Gish Biomedical, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  376360103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    October 26, 1999


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   37636013000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) XX   (b)

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   532,600

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  532,600

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   532,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.33%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   37636013000


1.       NAME OF REPORTING PERSON:   Howard F. Bovers

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) XX   (b)

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   30,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  30,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   30,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   .86%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No.3 relates to the Schedule 13D filed on November 25, 1998 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") and Howard F. Bovers of the common stock, no par value per share ("Shares") of Gish Biomedical, Inc., a California corporation (the "Company" or "Gish"). Gish's principal executive offices are located at 2681 Kelvin Avenue, Irvine, California 92614. The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing, Asset Value has acquired 38,650 Shares at an aggregate purchase price of $95,219.01, including brokerage commissions where applicable. Asset Value purchased the Shares with its cash reserves. Since the date of the last filing, Mr. Bovers has acquired 10,000 shares at an aggregate purchase price of $27,506.20, including brokerage commissions where applicable.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on October 26, 1999, Asset Value owned an aggregate of 532,600 Shares, or approximately 15.33% and Mr. Bovers owned an aggregate of 30,000 Shares, or approximately .86%.

     (b) Asset Value and Mr. Bovers have the sole power to vote and dispose of 532,600 Shares (or approximately 15.33%) and 30,000 Shares (or approximately
 .86%), respectively.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-K for the period ended June 30, 1999.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -  Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 27, 1999


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary




                                      /s/ Howard F. Bovers
                                      --------------------------------
                                      Howard F. Bovers

                                   EXHIBIT C

                   Transactions in Shares for the Past 60 Days



Shares purchased by Asset Value:


                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE*
--------                --------------------------         ------------------
10/22/99                           15,000                        2.0625
10/26/99                            7,700                        2.09375

*   Exclusive of brokerage commissions.



Shares purchased by Howard F. Bovers:

                                NUMBER OF                        PRICE
  DATE                        SHARES PURCHASED                 PER SHARE*
--------                 -------------------------         -----------------

09/28/99                            1,500                        2.6875
10/22/99                            3,500                        2.2857


*    Exclusive of brokerage commissions.